MONTHLY REPORT - JANUARY, 2004
                                Global Macro Trust
                  The net asset value of a unit as of January 31, 2004
                    was $1,018.93, up  1.0% from $ 1,008.56 per unit
                                as of December 31, 2003.
                                      Managing         Unit
                                       Owner         Holders          Total
Net Asset Value (226,997.885      $   2,747,433   $ 226,192,542   $ 228,939,975
   units) at December 31, 2003
Addition of 17,275.120 units on               0      17,422,939      17,422,939
   December 1, 2003
Redemption of 1,109.611 units on             (0)     (1,130,616)     (1,130,616)
   January 31, 2004
Net Income (Loss) - January, 2004        43,628       2,553,155       2,596,783
                                    -----------  --------------  --------------
Net Asset Value at January 31,    $   2,791,061   $ 245,038,020   $ 247,829,081
2004
                                    ===========  ==============  ==============
Net Asset Value per Unit at
January 31, 2004
(243,224.839 units inclusive of
61.445 additional
  units.)                                         $    1,018.93


                           STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 4,299,842     $ 4,299,842

      Change in unrealized gain (loss) on open         (356,983)       (356,983)
    contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
    obligations
      Change in unrealized gain (loss) from U.S.
            Treasury obligations                        (58,397)        (58,397)


   Interest income                                      210,406         210,406

   Foreign exchange gain (loss) on margin                 3,998           3,998
    deposits                                        ____________     ___________

Total: Income                                         4,098,866       4,098,866

Expenses:
   Brokerage commissions                              1,397,758       1,397,758

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               104,325         104,325


Total: Expenses                                       1,502,083       1,502,083
                                                    ____________     ___________

Net Income (Loss) - January, 2004                   $ 2,596,783       2,596,783


* Units redeemed in the first 12 months after their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     Millburn Ridgefield Corporation
                                         411 West Putnam Avenue
                                      Greenwich, Connecticut 06830
                                              203-625-7554



                                             February 17,  2004



Dear Investor:

Global Macro Trust ("GMT") was up 1.03% for January.

In January, interest rates, currencies, stock indices and energy were profitable. Metal trading resulted in a small loss, and agricultural commodity trading was flat.

January was a month of wide market swings. The first week saw the dollar very weak and gold strong. The European Central Bank then expressed concern about the strength of the euro, and this "verbal intervention" triggered a dollar rally and gold sell-off, suggesting that much of the gold rally has been attributable to dollar weakness. A rebound in the currencies against the dollar gave us the opportunity to execute signals to reduce our short dollar exposure at favorable levels. On Wednesday, January 28, the Fed dropped the language that low interest rates would be "maintained for a considerable period" and substituted a belief that it could be "patient" before raising rates due to low inflation and "slack" in "resource use". This appears to be an effort to regain flexibility rather than signal an imminent increase in interest rates, but the markets were surprised and the dollar shot up while gold, bond and stock prices plunged. Then, on Friday, January 30, U.S. GDP came in at a weaker than expected 4% and foreign currencies and bond prices rallied somewhat.

In the interest rate sector of the portfolio, profits on long positions in German and Japanese 10-year bonds, U.S. Treasury 10-year notes and 30-year bonds and short-term eurodollar deposits outweighed losses on long positions in German and U.S. Treasury 5-year notes.

In the currency markets, profits on non-dollar cross rate trading outweighed losses on currency trading versus the dollar. Long positions in the yen and Australian and New Zealand dollars were profitable, but losses were sustained on long positions in the Czech koruna, Swiss franc, South African rand and Mexican peso and on a short position in the Singapore dollar. Trading in the euro, Norwegian krone and Korean won was flat. In cross rate trading, a long position in the euro versus the Norwegian krone was quite profitable. A long position in the pound versus the euro was moderately profitable and long positions in the Canadian dollar and euro versus the yen were moderately unprofitable.

In stock index futures trading, long positions in the Hong Kong Hang Seng, German DAX and NASDAQ 100 were profitable. Long positions in the Japanese Nikkei and Topix were flat.

In energy trading, small profits on long positions in crude oil, heating oil and unleaded gasoline narrowly outweighed small losses on long positions in natural gas and London gas oil.

In metals, a loss on a long position in gold outweighed a gain on a long position in copper. The long gold position was substantially reduced during January.

In agricultural commodities, long positions in corn and cotton were flat.

Very truly yours,


Millburn Ridgefield Corporation
       Harvey Beker, co-Chairman
        George E. Crapple, co-Chairman